UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Explanatory Note:  With reference to the proposed acquisition (the “Acquisition”) by Telefônica Brasil S.A. (“Telefônica Brasil”) of Global Village Telecom S.A. (“Operating GVT”) and GVT Participações (“GVTPar” and together with Operating GVT, “GVT”), Telefônica Brasil is furnishing this Report on Form 6-K, which includes the historical audited consolidated financial statements of GVTPar as of and for the years ended December 31, 2014 and 2013.

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Forward-Looking Statements:

This communication contains forward-looking statements. These statements are statements that are not historical facts, including statements regarding the outlook and expectations of Telefônica Brasil and GVT, business strategies, future synergies and cost savings, future costs and future liquidity. The words “expects,” “believes,” “estimates,” “plans,” “anticipates,” “may,” “will,” “should,” “could,” “target,” “goal” and similar expressions, when used in relation to Telefônica Brasil and GVT, are intended to indicate forward-looking statements. These statements reflect the current outlook of the management of Telefônica Brasil and GVT and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational factors, corporate approvals and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Telefônica Brasil or GVT makes on related subjects in reports and communications Telefônica Brasil or GVT files with the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

	By:	/s/ Luis Carlos da Costa Plaster
		Name:	Luis Carlos da Costa Plaster
		Title:	Investor Relations Director

Date: March 26, 2015

TELEFÔNICA BRASIL S.A.

Exhibit Index

Item
1.	Consolidated financial statements of GVT Participações S.A. as of and for the years ended December 31, 2014 and 2013.